

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2021

G. Douglas Hekking
Chief Financial Officer
USANA Health Sciences, Inc.
3838 West Parkway Blvd.
Salt Lake City, UT 84120

>   **Re: USANA Health Sciences, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 2, 2021**
>   **Filed March 2, 2021**
>   **File No. 001-35024**

Dear Mr. Hekking:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 2, 2021

Revenue Recognition, page F-11

1.   We note the statement on page F-12 that certain product promotions including discounted products and customer incentive promotions are recorded as part of Associate incentives within operating expenses. Please describe these product promotions in greater detail. Explain to us why you are accounting for these product promotions as operating expenses, citing the applicable accounting literature. Describe to us why these product promotions are not accounted for under ASC 606 as an adjustment to the transaction price as variable consideration.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Kevin J. Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences